

June 11, 2009

VIA EDGAR

Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

 Re: Regency Centers, L.P.
   Form 10-K for the year ended December 31, 2008
   Filed March 17, 2009
   Your File No.: 000-24763

Dear Mr. Gordon:

 The following information is furnished in response to the comment in your letter to Martin E. Stein, our Chief Executive Officer, dated May 7, 2009. Both the comment and Regency Centers, L.P.'s response thereto are provided below for your convenience.

Form 10-K for the year ended December 31, 2008

Consolidated Balance Sheets, page 62:

Comment: We have reviewed your response to our prior comment 2. Based on your disclosure in Note 1 (l), it appears that the decision to issue shares of Regency Centers Corporation or cash for the holders' redemption of OP Units is at the discretion of Regency Centers Corporation, and is outside of your control. Given this, it would appear the OP Units should be classified outside of permanent equity in accordance with EITF D-98. Please tell us how you determined that the limited common Partnership Units should be presented within Partners' Capital on your Consolidated Balance Sheets.

Response: Regency Centers L.P. ("RCLP") does not have its own board of directors. Rather, Regency Centers Corporation (the "Company") serves as RCLP's sole general partner and is responsible for management of RCLP. The Company exists to act as the general partner for RCLP. Each of the Company's executive officers are appointed by the Company's Board of Directors but are employed by RCLP. RCLP employs everyone who works for either the Company or RCLP. Because decisions to settle redemptions of RCLP units in either cash or shares are made by the Company in its capacity as general partner, we have concluded that share settlement is within RCLP's control and that the units are appropriately classified within permanent equity.

ONE INDEPENDENT DRIVE, SUITE 114 . JACKSONVILLE, FL 32202 . 904.598.7000 .
800.950.6333 . FAX: 904.634.3428 . REGENCYCENTERS.COM

Mr. Daniel L. Gordon
June 11, 2009
Page 2

 As described above and in Note 1, *Summary of Significant Accounting Policies*, essentially all of the activities of the Company are performed through RCLP and the Company has no other assets or liabilities other than its investment in RCLP. The Company's primary function is acting as the general partner for

RCLP. Additionally, based on the terms of RCLP's partnership agreement, a one-to-one ratio is maintained between outstanding shares of the Company and RCLP units. Given these factors, we view the Company and RCLP to be one and the same entity in substance, notwithstanding the legal structure of our organization. The "mirror" relationship between the Company and RCLP, which is often the case in UPREIT structures, aligns the interests of the Company's shareholders and RCLP unitholders. Consequently, we have concluded that there are no circumstances in which the Company, in its capacity as RCLP's general partner, would be precluded from delivering its own shares to satisfy a redemption of RCLP units solely because of fiduciary duties to the Company's shareholders.

In issuing the investment-grade rating on RCLP's outstanding debt securities, the rating agencies reached a similar conclusion that the Company, as RCLP's general partner, would not have any fiduciary duties that would be detrimental to holders of RCLP's outstanding debt securities.

While the legal form of the arrangement appears to cause the payment of cash or the issuance of shares to be outside the control of RCLP (as it is the Company's choice), this element of the legal form does not appear to have any substance from an accounting perspective. If the OP Unit redemption agreement provided that RCLP had the right to make the choice between cash and share settlement, RCLP (as a standalone entity) would have no more control over the form of settlement. The Company (as the General Partner and controlling owner) will always make the choice as to which form of settlement will be used, irrespective of whether the choice is nominally characterized in legal form as a choice of RCLP or characterized as a choice of the Company. We believe that EITF Topic D-98 is clear that the accounting for the arrangement should be based on the substance of the relationship between the various parties, not the legal form.

Alternatively, if our analysis above were rejected and a conclusion were reached that the Company and RCLP should not be viewed as one and the same entity, then we believe that EITF Topic D-98 still would not apply to the standalone financial statements of RCLP, but for different reasons. Specifically, RCLP would not have any contractual redemption obligation to account for in its separate financial statements. The OP Units would be considered permanent equity of RCLP because the OP Unit redemption agreements contemplate that an electing unit holder will deliver notice of the holder's desire to exchange its OP Units directly to the Company, as RCLP's general partner, and that the Company, as RCLP's general partner, will decide in its sole discretion to issue cash or Company stock to the OP unit holder. This arrangement should not be subject to EITF Topic D-98 because the Commission's policy arguments for highlighting the future cash obligations of redeemable securities as distinguished with permanent equity are not applicable to RCLP's facts. In general, the stock or cash to be issued upon a "redemption" are the cash or stock of the Company and the Company acquires the holder's OP Units.

In summary, we believe that in substance RCLP controls the ability to avoid delivery of cash or other assets upon redemption of an OP Unit since RCLP's general partner, the Company, has the same management and board of directors and makes the decision as to the form of settlement upon a put request. Alternatively, we believe that there is not a redemption as contemplated by EITF Topic D-98.

Mr. Daniel L. Gordon
June 11, 2009
Page 3

Upon receiving your original comment, we carefully reconsidered all of the relevant accounting literature and all of the relevant facts surrounding our forms of equity, formulated our accounting position and consulted with our auditors, KPMG LLP ("KPMG"). Rick Cloyd, our lead engagement partner, and John Lindell, our SEC concurring review partner, have consulted with Carmen Bailey and Brian Stevens from KPMG's Department of Professional Practice on this issue. Those individuals agree with our conclusions set forth above. KPMG also advised us that there has been a considerable amount of discussion on this subject between representatives from similarly structured REITS with SEC-registered operating partnerships, the National Association of Real Estate Investment Trusts ("NAREIT"), and the national offices of the major public accounting firms. KPMG has informed us that the national offices of those accounting firms are in agreement with the conclusion that temporary equity classification is not required in the standalone financial statements of the operating partnership in a typical UPREIT structure, provided that settlement in shares is within the control of the REIT.

Additionally, we understand that representatives from the SEC's Office of the Chief Accountant and its Division of Corporation Finance have participated in a conference call with representatives from the national offices of a number of public accounting firms on May 28, 2009 to discuss this issue on an industry-wide basis. We encourage the staff to consider these industry-wide discussions when reviewing the information provided in this letter.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any additional questions, please contact either Bruce Johnson, the Company's Executive Vice President and CFO, at 904-598-7604 or me at 904-598-7608.


Sincerely,

/s/ J. Christian Leavitt

J. Christian Leavitt
Senior Vice President (Chief Accounting Officer)
Regency Centers Corporation


Mr. Daniel L. Gordon
June 11, 2009
Page 4

CC: Martin E. Stein, CEO
    Bruce M. Johnson, EVP and CFO
    Rick Cloyd, KPMG LLP
    John Lindell, KPMG LLP
    Brian C. Stevens, KPMG LLP
    Carmen Bailey, KPMG LLP
    Linda Kelso, Foley & Lardner LLP
    Michael Kirwan, Foley & Lardner LLP